4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MC-1 PHASE II MEND-CABG DATA TO BE PRESENTED AT 2006
SCIENTIFIC SESSIONS OF THE AMERICAN HEART
ASSOCIATION

WINNIPEG, Manitoba – (October 30, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that an abstract describing the results from the Phase II MEND-CABG study will be presented at the 2006 Scientific Sessions of the American Heart Association (AHA), which is being held November 12-15, 2006 in Chicago, Illinois. The 901 patients MEND-CABG study was completed in 2006 with the results demonstrating the clinical benefits of MC-1 in reducing cardiovascular events in patients undergoing coronary artery bypass graft (CABG) surgery.

The abstract titled, “Protective Effect of Pyridoxal-5-phosphate on Perioperative Myocardial Infarction is not Dependent of Aortic Cross Clamp Time: Results from the MC-1 to Eliminate Necrosis and Damage in Coronary Artery Bypass Graft Trial” will be presented by Dr. Michel Carrier, Director of Cardiovascular Surgery Program, Montreal Heart Institute (MHI) between 3:00 PM and 4:30 PM Central Time, Sunday November 12th in a poster session in Hall A2 of the McCormick Place Convention Center.

“I am pleased to participate in the AHA Scientific Sessions, one of the premier cardiology conferences in the world, and look forward to discussing the use of MC-1 to prevent cardiovascular events in CABG patients,” commented Dr. Carrier. “As the principal investigator for the upcoming Phase III study with MC-1 in CABG patients, I look forward to evaluating this therapy in a larger patient population. The cardiovascular community will be intently watching the outcome of this Phase III study, as its result could have a significant benefit and lasting impact on how CABG patients are treated.”

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com